United States securities and exchange commission logo





                            October 16, 2020

       A.J. Dunklau
       Chief Executive Officer
       Megalith Financial Acquisition Corp.
       535 5th Avenue, 29th Floor
       New York, NY 10017

                                                        Re: Megalith Financial
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed September 21,
2020
                                                            File No. 001-38633

       Dear Mr. Dunklau:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement Filed September 21, 2020

       General

   1. Please provide your analysis why the proposed issuance of Megalith common stock as consideration for the
business combination does not require registration under the
                                                        Securities Act.
       Q. How will Megalith   s Sponsor, directors and officers vote? , page 13

   2. Please quantify the percentage of Megalith common stock not subject to the voting agreement needed to be
voted in favor of the business combination, in order to approve the business
combination. We note the first risk factor on page 43.
       Megalith   s Board   s Reasons for the Approval of the Business
Combination, page 23

   3. Please briefly describe any negative factors considered by the board when determining
 A.J. Dunklau
FirstName LastNameA.J.  Dunklau
Megalith Financial Acquisition Corp.
Comapany
October 16,NameMegalith
            2020          Financial Acquisition Corp.
October
Page 2 16, 2020 Page 2
FirstName LastName
         whether to enter into the merger agreement with BankMobile, including whether the board
         considered BankMobile   s enterprise value in relation to the criteria
in the IPO prospectus
         as a negative factor.
Risk Factor
Global economic and other conditions may adversely affect trends, page 36

4. Please place this risk factor in context by quantifying the decrease in interchange and card revenues attributed to COVID-19 for the three months and six months ended June 30. We note your disclosure on page F-103.
Background of the Business Combination, page 79

5.       Please expand your discussion of the parties    negotiation of the
material aspects of the
         transaction, including the material terms proposed in each letter of intent.
6. Refer to the last paragraph on page 82. Please summarize the material terms of the non-
         binding letter of intent entered into with Company A and discuss why you determined not to pursue that transaction.
Fairness Opinion of Vantage Point Advisors, Inc., page 89

7. Please disclose the projections provided to Vantage Point Advisors and discuss the basis for and material assumptions underlying these projections.
Guideline Public Company Method, page 92

8. Please disclose whether any guideline companies satisfied the criteria but were not included in the comparison. Also briefly describe how the guideline company profiles
         were    deemed comparable    to BankMobile   s.
Guideline Transaction Method, page 94

9. Please disclose the guideline transactions used by Vantage Point in this analysis. Disclose whether any transactions satisfied the criteria but were not included and, briefly, how the
         guideline transactions were    deemed comparable.
Information About BankMobile
Company History , page 114

10. Refer to the second paragraph of this section. Please substantiate that BankMobile has saved students over $100 million in fees.
Industry Overview, page 115

11.      Refer to the fourth bullet point under    Favorable Industry Trends.
 Please discuss the
         extent to which a shift in consumer preferences to digital customer experiences is expected to offset the decline in revenues attributed to the impact of COVID-19 in the
 A.J. Dunklau
Megalith Financial Acquisition Corp.
October 16, 2020
Page 3
         three months and six months ended June 30, 2020.
Competitive Strengths , page 116

12.      Refer to the second bullet point. Please briefly explain the basis for
BankMobile   s belief
         that it acquires customers at significantly lower costs through the B2B2C distribution model.
Product and Service Offerings
Strategy, page 119

13. Please revise to disclose the details of BankMobile Vibe's program rewards which include the opportunity to have portions of individual student loan debt paid off.
Strategy, page 119

14.      Refer to the last paragraph under    White Label Banking.    Please
balance the discussion
         of the pipeline of potential partners by disclosing the percentage of revenues attributed to
         T-Mobile. Similarly revise the first full risk factor on page 33. Growth Drivers
Expand with Existing Retail Customers, page 121

15. Please revise your disclosures to address how your customer acquisition costs are determined.
Description of Securities After the Business Combination
Exclusive Forum, page 142

16. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any derivative
       action.    Please disclose whether this provision applies to actions
arising under the
       Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. Additionally, please disclose that the federal courts will be the exclusive forum for claims arising under the Securities Act and that investors cannot waive
FirstName     the company   s
           LastNameA.J.       compliance with the federal securities laws.
Additionally revise the
                           Dunklau
       reference to the "exclusive Megalith" in last risk factor on page 50. Comapany NameMegalith Financial Acquisition Corp.
October 16, 2020 Page 3
FirstName LastName
 A.J. Dunklau
FirstName LastNameA.J.  Dunklau
Megalith Financial Acquisition Corp.
Comapany
October 16,NameMegalith
            2020          Financial Acquisition Corp.
October
Page 4 16, 2020 Page 4
FirstName LastName
Notes to Financial Statements
Note 3 - Significant Accounting Policies and Basis of Presentation
Goodwill and Other Intangible Assets, page F-51

17. We note the company has continued to recognize net losses as well as having a full valuation allowance on the net deferred tax assets for each of the annual and interim periods presented. Please provide us with your goodwill impairment analysis to support the conclusions reached that there has been no impairment in goodwill. Provision for Operating Losses , page F-53

18. Please revise to provide a rollfoward of activity for each of the annual and interim periods presented.
19. In addition, please revise to disclose the estimated amounts recorded for unresolved disputes at each period end reported.
Management   s Discussion and Analysis of Financial Condition and Results of
Operation
Results of Operations
Operating revenues, page F-74

20. Please revise to provide additional information addressing the specific changes in the agreements with Customers Bank which resulted in increased servicing and account fees
         in fiscal    19 as compared to fiscal    18 and the decrease in the
interim period of 2020. Also
         address the expected trends for these fees.
21. Please revise to discuss and quantify the activity volumes in each period and address whether there has been any changes in the percentage or amounts of interchange card revenues recognized on individual transactions during the periods presented.
22.      Please revise to provide a more detailed discussion of the    white
label partnership    in
         terms of the revenues recognized compared to the expenses incurred in each of the periods presented.

Operating expenses, page F-78

23. Please revise to disclose the increase in the number of average full time team members in fiscal 2019 and in interim 2020 due to the expansion of services provided.

24. Given that the provisions for operating losses has represented a material amount in comparison to total revenues recognized in each period presented, please address the steps being taken to address the problems being encountered and indicate whether you expect these trends to continue.
 A.J. Dunklau
FirstName LastNameA.J.  Dunklau
Megalith Financial Acquisition Corp.
Comapany
October 16,NameMegalith
            2020          Financial Acquisition Corp.
October
Page 5 16, 2020 Page 5
FirstName LastName
Overview, page F-100

25. Please revise to address how the transition services agreement, the license agreement and the deposit servicing agreements entered into with Customers Bank will impact financial operating results of the Company once they are executed.
Unaudited Interim Financial Statements of BankMobile Technologies, Inc.
Management   s Discussion and Analysis of Financial Condition and Results of
Operation
Results of Operations
Operating Revenues, page F-103

26. Please revise to provide a discussion of the impact of COVID-19 on all of the revenue line items.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Henderson, Staff Accountant at (202) 551-3361 or Marc
Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-
Advisor, at (202) 551-3217 or John Dana Brown, Attorney-Advisor, at (202) 551-3859 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:      Tamar Donikyan, Esq.